Pricing Supplement (To the Prospectus dated September 21, 2005, Prospectus Supplement dated September 22, 2005 and the Product Supplement dated June 7, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811 June 16, 2006

Barclays Bank PLC

Barclays Reverse Convertible NotesSM	All Asset Classes Under One RoofSM

TERMS USED IN THIS PRICING SUPPLEMENT ARE DESCRIBED OR DEFINED IN THE PRODUCT SUPPLEMENT AND PROSPECTUS SUPPLEMENT. THE NOTES OFFERED WILL HAVE THE TERMS DESCRIBED IN THE PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS SUPPLEMENTED BY THIS PRICING SUPPLEMENT. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a Linked Share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single Linked Share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC
•	Issue date: June 19, 2006
•	Initial valuation date: June 14, 2006
•	Final valuation date: June 14, 2007
•	Maturity date: June 19, 2007
•	Initial price: $25.36
•	Final price: Closing price of the Linked Share on the final valuation date.
•	Protection price: $15.22
•	Interest payment dates: Payable quarterly in arrears on September 19, 2006, December 19, 2006, March 19, 2007 and the stated maturity date.
•	Initial public offering price: 100%

									Tax Allocation of Coupon Rate
Linked Share	Ticker Symbol	Principal Amount	Coupon Rate	Protection Level	Linked Share SEC File Number	Discount or Commission	Note Issuance #	CUSIP	Deposit Income	Put Premium
General Motors Corporation	GM	$3,000,000	19.25%	60%	001-00143	3.00%	E-083	06739F DR 9	5.37%	13.88%

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC has filed a registration statement (including a prospectus, a related prospectus supplement and a related product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in the registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or

http://www.sec.gov/Archives/edgar/data/312070/000119312506125567/d424b2.htm. Alternatively, Barclays Bank PLC, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (extension 1101).

GENERAL TERMS FOR THE NOTES OFFERING

This pricing supplement relates to the Note offering, linked to a Linked Share. The purchaser of a Note will acquire a security linked to a single Linked Share. Although the Note offering relates to the Linked Share, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Linked Shares or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus, prospectus supplement and product supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus, prospectus supplement and product supplement may be accessed on the SEC Web site at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/312070/000119312506125567/d424b2.htm.

RISK FACTORS

We urge you to read the section “Risk Factors” in the product supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes.

Suitability of Notes for Investment — You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection — The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Return Limited to Coupon — Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the Linked Share.

No Secondary Market — Upon issuance, the Notes will not have an established trading market.

Antidilution — Following certain corporate events relating to the Linked Share, you will receive at maturity, cash or a number of shares of the securities of a successor corporation to the company underlying the Linked Share, based on the closing price of such successor’s common stock. Other corporate events may cause an early acceleration of your Note. The calculation agent is not required to make an adjustment for every corporate event that can affect the Linked Share. If an event occurs that is perceived by the market to dilute the Linked Share but that does not require the calculation agent to adjust the amount of the Linked Share payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

Taxes — We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the Linked Shares is lower than the initial price of the Linked Shares; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Linked Shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Linked Shares.

If you receive Linked Shares in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the Linked Shares you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the issue date or another date as specified on the front cover at the coupon rate specified on the front cover. The interest paid, if any, will include interest accrued from the issue date or another date as specified on the front cover or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or repayment date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. See “Specific Terms of the Notes–Regular Record Date for Interest” in the product supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the Linked Shares. The physical delivery amount, the initial price of the Linked Shares and other amounts may change due to stock splits or other corporate actions. See “Share Adjustments Relating to Notes With an Equity Security As the Reference Asset” in the product supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the product supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations–Tax Treatment of U.S. Holders–Tax Treatment of the Deposit on Notes with a Term of One Year of Less” in the accompanying product supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

On the cover page we have determined the yield on the Deposit and the Put Premium, as described in the section of the accompanying product supplement called “Certain U.S. Federal Income Tax Considerations.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the section “Reference Asset Sponsor or Issuer and Reference Asset Information” in the accompanying product supplement. Companies with securities registered under the Securities Exchange Act are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Securities Exchange Act by a company issuing a Linked Share can be located by reference to the relevant Linked Share SEC file number specified on the front cover.

The summary information below regarding the company issuing the stock comprising the Linked Shares comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Linked Shares with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of Hypothetical Example

The Linked Share description below contains a Table of Hypothetical Values at Maturity, based on the assumptions outlined for the Linked Share, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the Linked Shares, based on certain percentage changes between the initial price and final price of the Linked Shares (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

On the final valuation date, the final price of the Linked Shares is determined.

If the final price of the Linked Shares is above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the Linked Shares is below its initial price but the closing price of the Linked Shares never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the Linked Shares is below its initial price and the closing price of the Linked Shares fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the Linked Shares.

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the Linked Shares from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the Linked Shares, the total return on the Notes would be higher relative to the total return of an investment in the Linked Shares.

If you had invested directly in the Linked Shares for the same period, you would have received total cash payments representing the number of shares of the Linked Shares you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the Linked Shares. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial date and is held constant regardless of the final level of the Linked Shares.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the Linked Shares from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than the dividend yield on the Linked Shares, the total return on the Notes would be lower relative to the total return of an investment in the Linked Shares.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the Linked Shares is set forth below in the Table of Hypothetical Values at Maturity.

General Motors Corporation

According to publicly available information, General Motors Corporation (the “Company”) is primarily engaged in automotive production and marketing, and financing and insurance operations. The Company designs, manufactures, and markets vehicles worldwide, having its largest operating presence in North America. On April 2, 2006, the Company entered into a Purchase and Sale Agreement with FIM Holdings LLC, a Delaware limited liability company, pursuant to which the Company will sell common limited liability interests of the General Motors Acceptance Corporation (“GMAC”), a wholly owned subsidiary of the Company, representing 51% of the common limited liability company interests of GMAC.

The Linked Share’s SEC file number is specified on the cover page of this pricing supplement.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the intraday trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter Ending	Quarterly High	Quarterl y Low	Quarterly Close
March 31, 2003	41.12	29.75	33.62
June 30, 2003	39.50	32.84	36.00
September 30, 2003	43.23	35.00	40.93
December 31, 2003	54.39	40.04	53.40
March 31, 2004	55.55	44.72	47.10
June 30, 2004	50.04	42.88	46.59
September 30, 2004	46.93	40.53	42.48
December 31, 2004	43.29	36.90	40.06
March 31, 2005	40.80	27.98	29.39
June 30, 2005	36.65	24.67	34.00
September 30, 2005	37.70	30.21	30.61
December 31, 2005	31.50	18.33	19.42
March 31, 2006	24.60	18.47	21.27
April 3, 2006 to June 15, 2006	29.10	19.22	25.05

Hypothetical Example

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Example” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.
•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.
•	Linked Share: General Motors Corporation.
•	Initial price: $25.36.
•	Protection level: 60%.
•	Protection price: $15.22.
•	Physical delivery amount: 39 Shares ($1,000/$25.36).
•	Fractional shares: .432177.
•	Coupon: 19.25% per annum, paid quarterly ($48.13 per quarter period) in arrears.
•	Maturity: June 19, 2007.
•	Dividend yield: 5.91%.

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Shares
+ 75%	19.25%		80.91%
+ 55%	19.25%		60.91%
+ 40%	19.25%		45.91%
+ 30%	19.25%		35.91%
+ 16%	19.25%		21.91%
+ 8%	19.25%		13.91%
+ 4%	19.25%		9.91%
0	19.25%		5.91%
	Protection Price Ever Breached?
	NO	YES
- 5%	19.25%	14.25%	0.91%
- 10%	19.25%	9.25%	-4.09%
- 20%	19.25%	-0.75%	-14.09%
- 30%	19.25%	-10.75%	-24.09%
- 40%	19.25%	-20.75%	-34.09%
- 50%	n/a	-30.75%	-44.09%
- 60%	n/a	-40.75%	-54.09%
- 70%	n/a	-50.75%	-64.09%
- 80%	n/a	-60.75%	-74.09%
- 90%	n/a	-70.75%	-84.09%
- 100%	n/a	-80.75%	-94.09%

P-5